UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

| X|	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

| _|	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from _______________ to _____________________

Commission File Number 001-14273

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2003
TOGETHER WITH AUDITORS' REPORT

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements-
Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended
December 31, 2003	3

Notes to Financial Statements	4-8

Supplemental Schedule*
Schedule of Assets (Held at End of Year) as of December 31, 2003	9

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the information required by the schedules has been included in the notes to financial statements or the schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Core Laboratories Profit Sharing and Retirement Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Core Laboratories Profit Sharing and Retirement Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 17, 2004

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Cash, noninterest-bearing	$ 32,790	$ 44,263
Investments:
Life insurance, at cash surrender value	43,853	43,709
Interest-bearing cash, at cost	582	2,617
Collective trust fund, at fair value	6,757,755	5,894,230
Common stock, at fair value	8,851,792	6,388,643
Mutual funds, at fair value	31,810,179	22,554,374
Participant loans, at cost	1,272,405	1,211,004
	48,736,566	36,094,577

Receivables:
Other receivables	27,038	2,097
	27,038	2,097

Total assets	48,796,394	36,140,937

LIABILITIES
Other payables	39,145	38,018

Total liabilities	39,145	38,018

NET ASSETS AVAILABLE
FOR PLAN BENEFITS	$ 48,757,249	$ 36,102,919

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$ 354,099

Contributions:
Participant	3,766,443
Employee rollovers	138,071
Employer	1,513,176
5,417,690

Net appreciation in fair value of investments:
Common stock	2,939,191
Mutual funds	6,828,702
9,767,893
Total additions	15,539,682

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Withdrawals and retirement benefits	2,762,892
Corrective distributions	13,749
Administrative expenses	108,562
Other deductions	149
Total deductions	2,885,352

NET INCREASE	12,654,330
NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	36,102,919
End of year	$ 48,757,249

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by Core Laboratories LP (the "Company") and was established effective October 1, 1994. The following brief description of the Plan provides only general information. Participants should refer to the summary plan description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code"). Effective January 1, 2003, the Plan was amended to increase (from 15 percent to 60 percent) the maximum percentage that participants are allowed to contribute of their compensation, as defined by the Plan, on a pre-tax basis. The Plan also was amended to reduce (from twelve months to six months) the suspension period during which participants may not make pre-tax contributions following receipt of a hardship withdrawal, effective for hardship withdrawals made on or after January 1, 2003. The Plan was also amended to comply with certain changes in the law.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan administrator as defined under ERISA. The 401K Company (the "Recordkeeper") has been contracted to provide administration services for the Plan, including maintaining the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The management companies that issue securities are custodians of the mutual fund investments and the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock ("Company Common Stock").

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. For most eligible employees, participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employee attains the age of 21. However, certain designated classes of employees must satisfy a service requirement of either six months or 1,000 hours of service during a Plan year before becoming eligible to participate.

Contributions

As amended effective January 1, 2003, the Plan allows each participant to make pre-tax contributions of up to 60 percent (15 percent for 2002) of his or her compensation, as defined by the Plan, up to the statutory limit of $12,000 for 2003 ($11,000 for 2002). The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution as permitted under the Code. The Company may, in its discretion, make matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of a designated percentage of the participant's compensation. In addition, the Company may, in its discretion, make an additional discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. For Plan years 2002 and 2003, the Company made matching contributions to the Plan equal to 100 percent of each participant's pre-tax contributions, up to a maximum of four percent of the participant's compensation; however, no additional discretionary contributions were made to the Plan for these years.

The application of certain rules and restrictions under the Code may require that a portion of the contributions from certain highly compensated employees, as well as a portion of the corresponding Company matching contributions, be refunded in order to comply with the Code. Any such excess contributions are recorded as corrective distributions.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of any additional Company contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are generally based on participant earnings or account balances, as applicable, in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are fully vested in their contributions and related earnings/losses. Participants vest in Company contributions and related earnings/losses at the rate of 20 percent for each completed year of service (as defined by the Plan). A participant also becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, dies, becomes totally and permanently disabled, or attains normal retirement age.

Investment Program

Participants may direct the investment of their contributions, the Company's matching contributions and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model which represent a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Company Common Stock.

Administrative Expenses

The Plan pays substantially all administrative expenses. For 2003, expenses were comprised of approximately $49,000 for recordkeeper fees, $34,000 for broker fees, $23,000 for audit fees and $3,000 for trustee fees. Any legal fees associated with the Plan have been paid by the Company and are considered immaterial to the Plan assets. Additionally, the Company provides various other operational and administrative services to the Plan for which the costs are incurred directly by the Company. These expenses are not included in the Plan's financial statements. Any such expenses not paid by the Company are paid by the Plan and included in the Plan's financial statements.

Loans

The Plan permits participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balances in the Plan. Loans bear interest at the applicable Treasury rate in effect for the month the loan originated plus four percent. Loans are repaid through payroll deductions over a period not to exceed five years and are collateralized by the balance in the participant's account.

Payment of Benefits and Forfeitures

Upon termination of employment, death, or retirement, a participant may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Company Common Stock.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2. Subject to satisfying the applicable requirements of the Code, a participant also may make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months (twelve months for hardship withdrawals made prior to 2003). A participant can withdraw his or her after-tax contributions and rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Upon a participant's termination of employment, any unvested Company contributions and related earnings/losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored. Forfeitures, net of amounts restored, are used to reduce future Company contributions under the Plan or to pay Plan expenses. During 2003, forfeitures of $171,547 were used to reduce Company contributions. At December 31, 2003, forfeitures of $49,822 were available to reduce future Company contributions or to pay Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Investment Valuation

The Plan reports the investments in the financial statements at fair value. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy. Investments in mutual funds and common stock are reported at fair value based on quoted market prices. The fair value of the investment in the collective trust fund is based on the market value of the underlying assets, as determined by the investment issuer. The collective trust fund holds investment contracts that are recorded at contract value, which approximates fair value. The average yield of the collective trust fund for the year ended December 31, 2003, was 3.65 percent. Investment income is recorded as earned. Purchases and sales are recorded on a trade-date basis.

Net realized gains or losses on the sale of investments and net unrealized appreciation (depreciation) in the fair value of investments are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments. Dividends are recorded at the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3. INVESTMENTS:

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2003 and 2002.

2003-

Core Laboratories N.V. Common Stock	$8,851,792
Washington Mutual Investors Fund - Class A	7,051,528
Stable Value Fund	6,757,755
The Growth Fund of America - Class A	4,217,498
Vanguard 500 Index Fund	3,617,594
PIMCO Total Return Fund - Class A	3,514,222
Franklin Balance Sheet Investment Fund - Class A	3,425,150
EuroPacific Growth Fund - Class A	3,212,517
Lord Abbett Developing Growth Fund	2,639,703

2002-

Core Laboratories N.V. Common Stock	$6,388,643
Stable Value Fund	5,894,166
Washington Mutual Investors Fund - Class A	5,223,471
The Bond Fund of America - Class A	3,005,886
Putnam Growth Opportunities - Class A	2,904,160
Vanguard 500 Index Fund	2,461,505
Franklin Balance Sheet Investment Fund - Class A	2,458,461
EuroPacific Growth Fund - Class A	2,197,837

4. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in a collective trust fund, mutual funds and Company Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5. FEDERAL INCOME TAX STATUS:

The Plan received a favorable determination letter dated July 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since filing for this determination letter. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6. RELATED-PARTY TRANSACTIONS:

The Plan provides for investment in shares of the Company Common Stock. As the Company is the Plan sponsor, these transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules.

7. TRANSFERS FROM OTHER PLANS:

In accordance with the applicable rules under the Code, excess funds from the terminated Retirement Income Plan for Employees of Saybolt Inc. were transferred into the Plan on October 15, 2002 in the amount of approximately $578,000. In 2003 and 2002, approximately $190,000 and $388,000, respectively, of this amount was used to fund Company matching contributions.

SCHEDULE H, line 4i

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

Identity of Issuer	Description of Investment	# of Units	Current Value
Core Laboratories N.V.*	Core Laboratories N.V. Common Stock	530,365	$ 8,851,792

American Funds	Washington Mutual Investors Fund - Class A	245,015	7,051,528

AMVESCAP National Trust Company	Stable Value Fund	6,757,754	6,757,755

American Funds	The Growth Fund of America	171,862	4,217,498

The Vanguard Group	Vanguard 500 Index Fund	35,235	3,617,594

PIMCO Funds	PIMCO Total Return Fund Class A	328,125	3,514,222

Franklin Templeton Investments	Franklin Balance Sheet Investment Fund - Class A	72,002	3,425,150

American Funds	EuroPacific Growth Fund - Class A	106,340	3,212,517

Lord Abbett & Company	Lord Abbett Developing Growth Fund	175,980	2,639,703

Franklin Templeton Investments	Franklin Real Estate Securities Fund - Class A	99,323	2,135,444

Participant Loans*	Interest rates ranging from 5.10% to 10.74% with varying maturity dates	N/A	1,272,405

Franklin Templeton Investments	Templeton Foreign Smaller Companies Fund - Class A	60,237	1,089,090

Franklin Templeton Investments	Templeton Developing Markets Trust - Class A	60,536	907,433

Conseco Life Insurance Company	Cash surrender value of life insurance policies	N/A	43,853

Alliance Capital Management Corp.	Alliance Capital Reserves	N/A	582
	Total assets (held at end of year)		$ 48,736,566

Assets indicated by * are invested with parties-in-interest to the Plan as defined by Section 3 (14) of ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 25, 2004
CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

		By:	/s/ Richard L. Bergmark
Richard L. Bergmark
Executive Vice President and
Chief Financial Officer

INDEX TO EXHIBIT

Exhibit

Number

23.1 - Consent of Independent Registered Public Accounting Firm

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774, 333-43859) of Core Laboratories N.V. of our report dated June 17 2004 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 17, 2004